SNIPP INTERACTIVE INC.

SNIPP TO PRESENT AT LD MICRO INVESTOR CONFERENCE

June 2, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange (“TSX-V”), today announced that chief executive officer Atul Sabharwal will present to investors at the LD Micro Invitational Investor Conference on June 7th at 8:30 a.m. Pacific Time at the Luxe Sunset Bel Air Hotel in Los Angeles, California.

One-on-one meetings with Mr. Sabharwal can be scheduled through the firm hosting the conference or the MKR Group, Snipp’s investor relations firm, at snipp@mkr-group.com.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our full service offerings include shopper marketing promotions, loyalty, rewards, rebates and data analytics. We also provide clients with the expertise to create, manage and promote their marketing programs. SnippCheck, our unique receipt processing engine, is the market leader for receipt-based purchase validation. Snipp has powered hundreds of promotions and loyalty programs around the world for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including: (a) those factors discussed in filings made by us with the Canadian securities regulatory authorities; (b) the risk that the Financing may not be completed on the terms contemplated above; (c) the economic circumstance of Snipp may change and result in the proceeds of the Financing being used other than in the manner described above. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release does not constitute an offer for sale in the United States. The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.